Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC  20004
Tel:  202.739.3000
Fax:  202.739.3001
www.morganlewis.com

CHRISTOPHER D. MENCONI
202.739.5896
cmenconi@morganlewis.com

VIA EDGAR CORRESPONDENCE


December 2, 2009


Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  THE ADVISORS' INNER CIRCLE FUND (THE "AIC TRUST") (FILE NOS. 333-162817)
     ------------------------------------------------------------------------

Dear Mr. Minore,

This letter responds to comments raised by the Staff during a telephone conversation on November 18, 2009 concerning the AIC Trust's registration statement on Form N-14, filed on November 2, 2009, with respect to the reorganization of the Accessor Limited Duration U.S. Government Fund (the "Fund"), a separate series of Forward Funds (the "Trust"), into the USFS Limited Duration Government Fund (the "AIC Fund"), a newly created series of the AIC Trust (the "Registration Statement"). The following summarizes the Staff's comments, and our responses to those comments. For purposes of this correspondence only, new language appears in bold and deleted language appears in bold and brackets. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registration Statement.

GENERAL COMMENTS

    1. COMMENT: Confirm that all comments provided by the Staff relating to the AIC Trust's Post-Effective Amendment No. 112 filing on Form N-1A, as filed with the SEC pursuant to Rule 485(a) on August 21, 2009 for the purpose of registering the AIC Fund ("PEA No. 112"), have been incorporated, as applicable, into the Registration Statement.


                                       1
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               RESPONSE: We confirm that all of the Staff's comments on PEA No.
               112 have been incorporated into the Registration Statement, as applicable.

COMMENTS TO THE LETTER TO SHAREHOLDERS

    2. COMMENT: Under the first bullet point in the Letter to Shareholders, state that the investment restrictions of the Fund and the AIC Fund are the same. If the investment restrictions of the Fund and the AIC Fund are not the same, please highlight the material differences.

        RESPONSE: We have revised the language beneath the bullet point to state that, in addition to the investment objectives and principal investment strategies of the Funds, the fundamental investment restrictions of the Fund and the AIC Fund are the same. In addition, we have added disclosure explaining that the Fund has several non-fundamental investment restrictions that the AIC Fund does not and have added a cross-reference to the "Investment Restrictions" section in the Proxy/Prospectus, where shareholders can turn for a discussion of these differences. For further clarification on the differences between the non-fundamental investment restrictions of the Fund and the AIC Fund, please see our response to comment no. 29.

    3. In the Letter to Shareholders, please add disclosure indicating that the total annual fund operating expenses of the Fund are lower than those of the AIC Fund on both a gross and net basis and provide the gross and net fees of the AIC Fund for comparative purposes.

        RESPONSE: We have added the following language as the third paragraph under the bullet point titled "Same Total Advisory Fee Rate As Last Year":

            "Even though the AIC Fund's advisory fee rate will be the same as the rate paid by the Fund during its last fiscal year, it is important to note that the total annual fund operating expenses of the Fund as of June 30, 2009 (0.67%) were lower than those expected to be incurred by the AIC Fund on both a gross (0.91%) and net (0.75%) basis. Further, although the Adviser has agreed to limit the AIC Fund's total expenses to 0.75%, for a one-year period from the closing date of the Reorganization, there is no guarantee that this agreement will be renewed or continued thereafter."

    4. COMMENT: In the bullet point titled "Reasons for the Reorganization" in the Letter to Shareholders, please add disclosure clarifying why it is in the best interests of the Fund to be removed from the Trust and to be directly managed by the Adviser.

        RESPONSE: We have revised the language as follows:


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        In making its determination, the Board considered the recommendations of
        Forward Management and the Adviser that the Fund could be more efficiently marketed and operated within the AIC fund complex, which could provide greater opportunities for the Fund to grow assets in connection with its re-branding. The Board also considered the Adviser's preference to manage the Fund directly as an investment adviser rather than as a sub-adviser, as well as Adviser's historical relationship with the shareholder base of the Fund.

COMMENTS TO THE QUESTIONS & ANSWERS

    5. COMMENT: In the Questions & Answers section, please state that the total annual fund operating expenses of the Fund are lower than that of the AIC Fund on both a gross and net basis and provide the gross and net fees of the AIC Fund for comparative purposes.

        RESPONSE: We have added the following Q&A:

            Q: WHAT ARE THE SIMILARITIES AND DIFFERENCES BETWEEN THE FUND AND
               THE AIC FUND?

            A: The AIC Fund has the same investment objective, principal investment strategies and fundamental investment restrictions as the Fund. In addition, the AIC Fund will have a fixed advisory fee rate of 0.41%, which is the same as the Fund's advisory fee rate for the most recently completed fiscal year. The AIC Fund will also benefit from similar shareholder services as the Fund, including telephone redemption services and toll-free shareholder service support.

               While the Fund and the AIC Fund are identical or similar in many ways, there are some differences that should be pointed out. First, the Fund has several non-fundamental investment restrictions that the AIC Fund does not. For a discussion of the non-fundamental investment restrictions of the Funds, please see "Investment Restrictions." Second, the total annual fund operating expenses of the Fund as of June 30, 2009 (0.67%) were lower than those expected to be incurred by the AIC Fund on both a gross (0.91%) and net (0.75%) basis. Further, although the Adviser has agreed to limit the total expenses to 0.75% for a one-year period from the closing date of the Reorganization, there is no guarantee that that this agreement will be renewed or continued thereafter.

    6. COMMENT: In the Questions & Answers section, under "Why has the Reorganization of the Fund into the AIC Fund Been Recommended," clarify the second paragraph to indicate whether the Trustees of the Fund's Board unanimously approved the Reorganization.

        RESPONSE: We have revised the paragraph to indicate that the Trustees of the Fund's Board unanimously approved the Reorganization. The revised language appears as follows:

            After reviewing and considering, with the assistance of independent legal counsel, a number of factors relating to AIC and the AIC Fund, the Trustees of the Trust UNANIMOUSLY determined at a meeting held in September 2009 that the Reorganization of the Fund into the AIC Fund is in the best interest o f the shareholders and that shareholder interests would not be diluted as a result of the Reorganization.

    7. COMMENT: In the Questions & Answers section, under "What are the Federal Tax Implications to Shareholders in Connection with the Proposed Reorganization," revise the language to provide a more definitive response as to whether shareholders can expect to realize any tax implications as a result of the Reorganization.

        RESPONSE: We have revised the response to the question as follows:

            A: The Reorganization is intended to be tax-free for U.S. Federal income tax purposes. This means that it is intended that shareholders of the Fund will become shareholders of the AIC Fund without realizing any gain or loss for federal income tax purposes. This also means that is it intended that the Reorganization will be tax-free for the AIC Fund. The cost basis and holding period of the Fund's shares are intended to carry over to your new shares in the AIC Fund.

COMMENTS TO THE PROXY/PROSPECTUS

    8. COMMENT: Throughout the Proxy/Prospectus, reference is made to the AIC Fund's prospectus and SAI dated November 4, 2009. Please update the date of the prospectus and SAI, as appropriate.

        RESPONSE: We have updated the date of the prospectus and SAI to November 30, 2009 throughout.

    9. COMMENT: Confirm and state that there are no material differences between the Valuation Procedures of the Fund and AIC Fund. If there are material differences between the Funds' Valuation Procedures, discuss the differences.

        RESPONSE: We have confirmed that there are no material differences between the Fund's and AIC Fund's valuation policies. Correspondingly, we have revised the last sentence of the first paragraph under "The Reorganization" as follows:

            The AIC Fund has the same investment objectives and principal investment strategies as those of the Fund AND THERE ARE NO MATERIAL DIFFERENCES BETWEEN THE VALUATION POLICIES OF THE FUND AND AIC FUND.

    10. COMMENT: Disclose whether the Fund intends to dispose of any material amount of its portfolio securities in connection with the Reorganization. If it does, quantify the total dollar amount of securities to be sold as well as the total dollar amount on a per share basis of any capital gains expected to be incurred.

        RESPONSE: We have confirmed that the Fund does not intend to dispose of any material amount of its portfolio securities in connection with the Reorganization.

    11. COMMENT: Disclose the extent and dollar amount of any disallowance or restrictions on capital loss carry forwards as a result of the Reorganization. If none, please confirm.

        RESPONSE: We have confirmed that the fund has no existing capital loss carry forwards.

    12. COMMENT: Under "The Fund and AIC Fund Expenses" on page 2, in the first paragraph, "Expense Ratio Tables," indicate that the total annual fund operating expenses for the Fund is a true number and does not include any expense limitation arrangements or fee waivers. Additionally, at the end of the paragraph, state that there is no assurance that the contractual expense limitation agreement for the AIC Fund will be renewed at the end of the one-year period. Further, state that without the expense limitation, the AIC Fund's total annual fund operating expenses would be 0.91%.

        RESPONSE: We have revised the language as follows:

            Expense Ratio Tables. Expenses of mutual funds are often measured by their expense ratios (I.E., the ratio of their total expenses for a year divided by their average daily net asset value over the same year). As of June 30, 2009, the total annual operating expense ratio for the Fund, which is not subject to any expense limitation arrangement, was 0.67%. While it is expected that the total operating expenses of the AIC Fund (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) will be higher than the total annual operating expenses of the Fund immediately after the Reorganization, the Adviser has contractually agreed to limit the AIC Fund's total ordinary operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) to 0.75% for the one-year period after the closing date of the Reorganization. HOWEVER, THERE IS NO GUARANTEE THAT THE EXPENSE LIMITATION ARRANGEMENT BETWEEN THE ADVISER AND THE AIC FUND WILL CONTINUE AFTER THE ONE-YEAR PERIOD. WITHOUT THIS EXPENSE LIMITATION ARRANGEMENT, THE TOTAL ANNUAL FUND OPERATING EXPENSES FOR THE AIC FUND WOULD BE 0.91%.

    13. COMMENT: Under "The Fund and AIC Fund Expenses" on page 2, in the first paragraph under "Expense Ratio Tables," confirm that the AIC Fund does not expect to incur acquired fund fees and expenses or interest expense. If the AIC Fund expects to incur such expenses, reflect these amounts in the "Annual Fund Operating Expenses (expenses deducted from Fund assets)" chart on page 4 (the "Fee Table").

        RESPONSE: The AIC Fund does not expect to incur such expenses. No changes have been made to the disclosure.

    14. COMMENT: Under "The Fund and AIC Fund Expenses" beginning on page 2, the second paragraph under "Expense Ratio Tables" states: "The tables enable you to see the recent expense levels for the Fund and obtain a general idea of what the expense levels would be if the Reorganization occurs." Please revise the language to clarify what the expense rates shown represent (I.E., assumes the Reorganization has occurred).

        RESPONSE: We have revised the disclosure as follows:

            "The tables enable you to see the recent expense levels for the Fund and COMPARE THOSE TO THE [OBTAIN A GENERAL IDEA OF WHAT THE] expense levels OF THE AIC FUND ASSUMING [WOULD BE IF] the Reorganization occurRED ON JULY 1, 2009."

    15. COMMENT: Under "The Fund and AIC Fund Expenses" beginning on page 2, in the third paragraph under "Expense Ratio Tables," delete the word "hypothetical" from the last sentence.

        RESPONSE: We have made the requested change.

    16. COMMENT: In the "Comparison of Fees and Expenses" section, state that "Other Expenses" of the AIC Fund are expected to be higher than those of the Fund and discuss the reasons why "Other Expenses" will be higher for the AIC Fund.

        RESPONSE: We have added the following as a new second paragraph in that section:

            "Other Expenses of the AIC Fund are expected to be higher than those of the Fund because the AIC Fund will bear all fund-specific expenses solely and directly, rather than spreading them across a family of funds as is the case with the Fund. While the AIC Fund will still benefit from sharing certain general costs with other funds in AIC, such as the costs associated with quarterly board meetings, costs related specifically and exclusively to the AIC Fund, in particular legal and administration fees, will be borne solely by the AIC Fund. However, it is expected that if assets in the AIC Fund grow and additional funds are created by the Adviser as is currently intended, it is anticipated that the AIC Fund will eventually benefit from the economies of scale currently realized by the Fund."

    17. COMMENT: Under "Example Tables" on page 3, revise the second paragraph to reflect that the AIC Fund's expense limitation arrangement has been reflected in the computation of the Examples. Please also reflect this information in the "Examples" section on page 4.

        RESPONSE: We have revised the second paragraph under "Example Tables" as follows:

            The examples depict the dollar amount of expenses on a hypothetical investment in the Fund, the AIC Fund and the Combined Fund for the periods shown. In the "Pro Forma" line, the dollar figures shown are computed based on the total annual operating expense figures from the corresponding expense ratio table AND REFLECT APPLICATION OF THE EXPENSE LIMITATION AGREEMENT DURING THE FIRST YEAR [AND DO NOT REFLECT ANY EXPENSE WAIVERS OR REIMBURSEMENTS].

        In addition, we have revised the fourth sentence under "Examples" as follows:

            THE "1 YEAR" EXAMPLE REFLECTS THE EXPENSE LIMITATION ARRANGEMENT BETWEEN THE ADVISER AND THE AIC FUND. HOWEVER, THE "3 YEARS," "5 YEARS" AND "10 YEARS" examples do not reflect any fee waivers and/or reimbursements.

    18. COMMENT: State that the increase in expenses expected to be incurred by the AIC Fund negatively impacts performance and that the performance of the Fund would be lower if the AIC Fund's expenses were reflected. Confirm that similar disclosure will be included in the prospectus for the AIC Fund.

        RESPONSE: The requested disclosure has been added to the end of the new third paragraph under "Expense Ratio Tables." We confirm that similar disclosure will be included in the prospectus for the AIC Fund.

    19. COMMENT: With respect to the expense limitation agreement between the Adviser and the AIC Fund, confirm that the Adviser will not have the ability to recapture waived fees.

        RESPONSE: We have confirmed that Adviser will not have the ability to recapture waived fees.

    20. COMMENT: Revise footnote ** to the Fee Table to reflect that acquired fund fees and expenses are excluded from the expense limitation arrangement.

        RESPONSE: We have revised footnote ** to the table as follows:

            The Adviser has contractually agreed to waive a portion of its fees and reimburse other expenses for the one-year period after the closing of the Reorganization in amounts necessary to limit the AIC Fund's operating expenses (exclusive of brokerage costs, ACQUIRED FUND FEES AND EXPENSES, interest, taxes, dividends, and extraordinary expenses) for Institutional class shares to an annual rate (as a percentage of the AIC Fund's average daily net assets) of 0.75%.

    21. COMMENT: In the Fee Table, add the word "Less:" to the beginning of the "Fee Waivers and Expense Reimbursements" line item.

        RESPONSE: We have made the requested change. The revised line item appears as follows:

            LESS: Fee Waivers and Expense Reimbursements

    22. COMMENT: In the Fee Table, revise the "Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements" line item to read "Net Expenses."

        RESPONSE: We have revised the line item to read "Net Expenses."

    23. COMMENT: In footnote * to the Fee Table, revise the footnote to state that the AIC Fund will pay the advisory fee to the Adviser.

        RESPONSE: We have revised the first sentence of the footnote as follows:

            As discussed above, unlike the Fund, the AIC Fund will have a fixed annual advisory fee rate of 0.41% THAT IS PAID DIRECTLY TO PENNANT.

    24. COMMENT: Under the heading "Information About the Reorganization" on page 7, in the first sentence, delete the word "Significant" and replace it with "Material." In addition, confirm that all material features of the Reorganization have been disclosed. If not, expand the disclosure, as necessary.

        RESPONSE: We have changed "Significant" to "Material," as requested. Revised language appears as follows:

            MATERIAL [SIGNIFICANT] features of the Reorganization are summarized below.

        In addition, we have confirmed that all material features of the Reorganization have been disclosed.

    25. COMMENT: At the end of the section titled "Trustees Consideration" on page 7, add disclosure to reflect that the AIC Fund is subject to higher expenses, even after application of the expense limitation arrangement, that there is no guarantee that the expense limitation arrangement will be extended beyond one year, and that the AIC Fund may never realize economies of scale.

        RESPONSE: We have added the following disclosure after the final bullet point under "Trustees Considerations":

            IT IS IMPORTANT TO NOTE THAT THE AIC FUND WILL BE SUBJECT TO HIGHER EXPENSES (0.91% (GROSS) AND 0.75% (NET)) THAN THE FUND AS OF JUNE 30, 2009 (0.67%). MOREOVER, THERE IS NO GUARANTEE THAT THE EXPENSE LIMITATION AGREEMENT CAPPING THE AIC FUND'S TOTAL EXPENSES TO 0.75% WILL CONTINUE BEYOND ITS ONE YEAR TERM. ALTHOUGH IT IS ANTICIPATED THAT AIC FUND ASSETS WILL GROW AFTER THE REORGANIZATION AND THAT THE AIC FUND WILL ACHIEVE ECONOMIES OF SCALE, THERE IS NO ASSURANCE THAT IT WILL DO SO.

    26. COMMENT: Under the heading "The Reorganization Agreement" on page 8, revise the first paragraph to state that the following discussion is a discussion of the material terms of the Reorganization Agreement.

        Confirm that all material terms of the Reorganization Agreement are disclosed and expand the disclosure, if necessary, to ensure that all material terms are included.

        RESPONSE:  We have revised the first paragraph as follows:

            The following summary of the MATERIAL TERMS OF THE Reorganization Agreement is qualified in its entirety by reference to the Reorganization Agreement attached to this Proxy/Prospectus as Appendix A.

        Further, we have confirmed that all material terms of the Reorganization Agreement have been disclosed.

    27. COMMENT: Under "Capitalization" on page 10, please use a more recent "as of" date for capitalization. Confirm that "Net Assets" and "Shares Outstanding" are not presented "in thousands." Revise the disclosure accordingly.

        RESPONSE: We have revised the disclosure to reflect capitalization information as of October 31, 2009. The information in the table is not "in thousands" therefore, we have also deleted the third sentence of the paragraph.

    28. COMMENT: Confirm that the information that appears in all caps under "Comparison of the Fund and the AIC Fund" is for EDGAR purposes only and will not appear in all caps in the final Proxy/Prospectus mailed to shareholders.

        RESPONSE: We confirm that the language that appears in all caps is for EDGAR purposes only.

    29. COMMENT: Confirm that the fundamental and non-fundamental investment restrictions of the Fund and the AIC Fund are the same. If the fundamental and non-fundamental investment restrictions of the Funds are not the same, summarize the material differences between them.

        RESPONSE: As stated on page 12 of the Proxy/Prospectus, we confirm that the fundamental investment restrictions of the Fund and the AIC Fund are the same. With respect to the non-fundamental investment restrictions of the Fund and the AIC Fund, and as stated on page 14 of the Proxy/Prospectus, we confirm that certain of the non-fundamental investment restrictions are the same. The non-fundamental investment restrictions of the Funds that are not the same are additional policies of each Fund that have been disclosed in the Proxy/Prospectus. To clarify that the differences between the non-fundamental investment restrictions of the Fund and the AIC Fund are not so much differences, but rather additional policies, we have revised the "lead in" language to the additional non-fundamental investment restrictions of each Fund. For the Fund, we have revised the introductory sentence as follows:

            In addition, the Fund has the following non-fundamental investment limitations, WHICH THE AIC FUND DOES NOT HAVE. Nonetheless, while the AIC Fund will not adopt the following non-fundamental investment limitations, the Adviser intends to manage the AIC Fund pursuant to such limitations.

        For the AIC Fund, we have revised the corresponding language as follows:

            In addition, the AIC Fund has the following non-fundamental investment limitations, WHICH EXPLAIN WHAT IS CURRENTLY PERMITTED BY THE AIC FUND'S FUNDAMENTAL INVESTMENT RESTRICTIONS.

    30. COMMENT: In the seventh bullet point discussing the non-fundamental investment restrictions of the Fund beginning on page 15, please confirm that the exception to the restriction applies to up to 33 1/3 of the Fund's assets.

            o RESPONSE: We have confirmed the restriction applies to up to 33 1/3 of the Fund's assets.

    31. COMMENT: In the second to last sentence of the paragraph under "Comparison of the Trust's and AIC's Charter Documents" delete the word "only" and replace "certain of the" with "material."

        RESPONSE: We have made the change, as requested. Revised language appears as follows:

            The following is [ONLY] a summary of MATERIAL [CERTAIN OF THE] differences between the Trust Charter and the AIC Charter.

        Further, we confirm that all material differences between the Trust Charter and the AIC Charter have been discussed, as necessary.

COMMENTS TO PART C

    32. COMMENT: Please add an undertaking to Item 17 of Part C to file a post-effective amendment for the purpose of including as an exhibit to the registration statement the tax opinion and consent of counsel.

        RESPONSE: We have added the requested undertaking.

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                             * * * * * * * * * * * *

I hereby acknowledge on behalf of the AIC Trust that: (i) the AIC Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and
(iii) the AIC Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5896.





Sincerely,


/S/ CHRISTOPHER D. MENCONI
--------------------------
Christopher D. Menconi